May 29, 2024

Nasreen Mohammed

Adam Phippen

Taylor Beech

Mara Ransom

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	BIMI Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed May 4, 2023 File No. 001-34890

Dear Ladies and Gentlemen:

We are submitting this letter in response to your letter dated May 17, 2024 in which the staff of the Division of Corporation Finance (the “Staff”) provided a comment to the Form 10-K for the year ended December 31, 2022 filed by BIMI Holdings Inc. (the “Company”).

Set forth below is our response to the comment. For your convenience, the text of such comment is reproduced in italics before our response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Regulation of Overseas Listing, page 19

1. Please further revise your disclosure to affirmatively state whether the holding company and its subsidiaries are covered by permissions requirements from the CSRC. Clarify whether you relied upon an opinion of counsel in that determination, and if not, explain why. In this regard, your proposed disclosure only speaks to your subsidiaries, and it does not explicitly state if you have determined the regulations apply to the holding company and its subsidiaries or not.

Response:

On February 17, 2023, the CSRC promulgated the Trial Measures for the Administration of Domestic Enterprises Issuing Securities and Listing Overseas (the “Trial Measures”) and five (5) supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, a PRC domestic company that seeks to offer or list securities overseas, both directly and indirectly, shall submit the filing materials with the CSRC as required by the Trial Measures within three (3) business days following its submission of an application to overseas securities regulatory authorities for its initial public offering or listing. If the PRC domestic company fails to complete the required filing procedures, conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

United States Securities and Exchange Commission

Washington, D.C. 20549

May 22, 2024

Article 2, Clause 2 of the Trial Measures defines indirect overseas issuance and listing by domestic enterprises as, issuing and listing overseas by companies primarily operating within China under the name of a company registered abroad based on the domestic enterprise's equity, assets, earnings, or other similar rights. Article 15 of the Trial Measures states that an issuer is recognized as a domestic enterprise indirectly issuing and listing overseas if it simultaneously meets the following conditions: (i) any of the indicators such as revenue, total profit, total assets, or net assets for the most recent fiscal year of the domestic enterprise constitutes more than 50% of the corresponding data in the audited consolidated financial statements of the issuer; (ii) the main aspects of its operations are conducted within China, its primary location is in China, or the majority of its senior management are Chinese citizens or reside mainly in China.

On February 24, 2023, the CSRC, together with the Ministry of Finance, the National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to the PRC law and regulations, and file with the secrecy administrative department at the same level; and (b) a PRC domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company and our PRC subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

Based on the advice of our PRC counsel, Chongqing Jinmujinyang (Jiulongpo) Law Firm (a/k/a in English: Chongqing Kingmoon & Kingyang (Jiulongpo) Law Firm), both our holding company, BIMI Holdings Inc., and our subsidiaries within China are subject to the above permission requirements from the CSRC.

If you have any further questions, please do not hesitate to contact me at song@usbimi.com, copying tiantian@usbimi.com. In the event that there are no further comments, we will file an amended Form 10-K, reflecting our correspondence.

Sincerely,

By:	/s/ Tiewei Song
Name: Title:	Tiewei Song CEO